SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

___________________

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(AMENDMENT No. 1)

HAWTHORNE FINANCIAL CORPORATION
______________________________________________________________________________
(Name of Issuer)

Common Stock, par value $.01 per share
______________________________________________________________________________
(Title of Class of Securities)

420542102
______________________________________________________________________________
(CUSIP NUMBER)

Timothy G. Ewing
Value Partners, Ltd.
c/o Ewing & Partners
Suite 808
4514 Cole Avenue
Dallas, Texas 75205
Tel. No.: (214) 522-2100
______________________________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 14, 2000
______________________________________________________________________________
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ]

CUSIP No. 420542102	13D/A

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Value Partners, Ltd. - 75-2291866
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) Not Applicable	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 790,874*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 790,874*
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 790,874*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14		TYPE OF REPORTING PERSON PN

          *But see Item 5

CUSIP No. 420542102	13D/A

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Ewing & Partners - 75-2741747
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) Not Applicable	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14		TYPE OF REPORTING PERSON PN

          *But see Item 5

CUSIP No. 420542102	13D/A

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Timothy G. Ewing
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) Not applicable	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,600
8	SHARED VOTING POWER 0*
9	SOLE DISPOSITIVE POWER 12,600
10	SHARED DISPOSITIVE POWER 0*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON IN

          *But see Item 5

AMENDMENT No. 1 to SCHEDULE 13D

          This Amendment No. 1 to Schedule 13D is being filed on behalf of Value Partners, Ltd., a Texas limited partnership ("Value Partners"), Ewing & Partners, a Texas general partnership ("Ewing & Partners"), and Timothy G. Ewing ("Ewing"), the managing general partner of Ewing & Partners, as an amendment to the Statement on Schedule 13D, relating to shares of common stock, par value $.01 per share ("Common Stock"), of Hawthorne Financial Corporation (the "Issuer"), as filed with the Securities and Exchange Commission on July 16, 1998 (the "Statement"). The Statement is hereby amended and supplemented as follows:

Item 3.     Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated in its entirety to read as follows:

          Pursuant to a Unit Purchase Agreement (the "Agreement"), dated as of October 10, 1995, by and among Hawthorne and the other signatories thereto (the "Purchasers"), Value Partners purchased 17 (the "Units") units from Hawthorne for $8.5 million. All of such funds came from the working capital of Value Partners. Each Unit consisted of a package of the following securities: $250,000 principal amount of senior notes, five shares of Series A preferred stock, par value $.01 per share, of Hawthorne (the "Preferred Stock"), and a common stock purchase warrant (each, a "Warrant") representing the right to purchase 44,000 shares of Common Stock at a price of $2.25 per share. Each such note and share of Preferred Stock acquired by Value Partners was redeemed by Hawthorne on December 31, 1997.

          In connection with a public offering of Common Stock that was effective on July 7, 1998, each Warrant owned by Value Partners was adjusted to represent the right to purchase 46,522 shares of Common Stock at a price of $2.139 per share. Such Warrants are exercisable at any time through December 11, 2005. As of the date hereof, Value Partners owns 17 Warrants, and if such Warrants are exercised in full, Value Partners would acquire 790,874 shares of Common Stock. All of the funds utilized in this exercise, if Value Partners should decide to exercise such Warrants, are expected to come from the working capital of Value Partners. Because such Warrants are currently exercisable, Value Partners beneficially owns the shares of Common Stock underlying such Warrants as of the date hereof.

          As of April 17, 2000, Value Partners had disposed of 473,226 shares of Common Stock. Thus, Value Partners beneficially owns 790,874 shares of Common Stock as of the date hereof. Value Partners has the sole power to vote and dispose of the 790,874 shares of Common Stock beneficially owned by it. Ewing & Partners, as general partner of Value Partners, may direct the vote and disposition of the 790,874 shares of Common Stock owned by Value Partners. Similarly, Mr. Ewing, as managing general partner of Ewing & Partners, may direct the vote and disposition of the 790,874 shares of Common Stock owned by Value Partners.

          Mr. Ewing has the sole power to vote and dispose of the 12,600 shares of Common Stock beneficially owned by him. Mr. Ewing does not share the power to vote or to direct the vote of, or the power to dispose or to direct the disposition of the 12,600 shares of Common Stock owned by him.

Item 5.     Interest In Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety to read as follows:

          (a)     As of the date hereof, Value Partners beneficially owns 790,874 shares of Common Stock, which represents 12.5% of the Issuer's outstanding shares of Common Stock, which such percentage was calculated by dividing (i) 790,874 shares of Common Stock underlying the Warrants not yet exercised but beneficially owned by Value Partners as of the date hereof, by (ii) 6,335,175 shares of Common Stock, which equals the sum of (x) 5,544,301 shares of Common Stock outstanding as of February 25, 2000 based upon the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2000 and (y) 790,874 shares of Common Stock underlying the Warrants.

          (b)     Value Partners has the sole power to vote and dispose of the 790,874 shares of Common Stock beneficially owned by it. However, Ewing & Partners, as general partner of Value Partners, may direct the vote and disposition of the 790,874 shares of Common Stock owned by Value Partners. Similarly, Ewing, as managing general partner of Ewing & Partners, may direct the vote and disposition of the 790,874 shares of Common Stock owned by Value Partners. Ewing may also direct the vote and disposition of 12,600 shares of Common Stock beneficially owned by Ewing.

          The filing of this statement on Schedule 13D shall not be construed as an admission that Ewing or Ewing & Partners is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 790,874 shares of Common Stock beneficially owned by Value Partners. Pursuant to Rule 13d-4, Ewing and Ewing & Partners disclaim all such beneficial ownership.

          (c)     During the past 60 days, Value Partners effected the following transactions in the Common Stock in the over-the-counter market:

Transaction Date	Buy/Sell	Quantity (shares)	Price per Share ($)*
4/13/00	Sale	50,000	$7.375
4/14/00	Sale	200,000	$7.625
4/17/00	Sale	223,226	$7.375
		473,226

          During the past 60 days, Mr. Ewing effected the following transactions in the Common Stock in the over-the-counter market:

Transaction Date	Buy/Sell	Quantity (shares)	Price per Share ($)*
2/10/00	Buy	1,800	$8.06
2/17/00	Buy	4,700	$9.06
2/22/00	Buy	1,800	$8.87
2/23/00	Buy	4,300	$9.06
		12,600

          *Price per share includes broker's commissions.

          (d)     Ewing and Ewing & Partners may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Value Partners.

          (e)     Not applicable.

Item 7.     Material to be filed as Exhibits
Exhibit 1	Joint Filing Agreement dated July 16, 1998 between Value Partners, Ewing & Partners and Mr. Ewing (previously filed as Exhibit 1 to the initial Schedule 13D and incorporated herein by reference).

Signatures

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   April 20, 2000

VALUE PARTNERS, LTD.
By: EWING & PARTNERS as General Partner
By: /S/ Timothy G. Ewing _________________________________ Timothy G. Ewing as Managing Partner

EWING & PARTNERS
By: /S/ Timothy G. Ewing _________________________________ Timothy G. Ewing as Managing Partner

/S/ Timothy G. Ewing ____________________________________ Timothy G. Ewing